SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

June 9, 2017

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendments No. 713, 711 and 712 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to (i) BlackRock Advantage International Fund (“Advantage International Fund”), (ii) BlackRock International Dividend Fund (“International Dividend Fund”) and (iii) BlackRock High Equity Income Fund (“High Equity Income Fund”), respectively, and Post-Effective Amendments No. 49 and 48 to the Registration Statement on Form N-1A of BlackRock Large Cap Series Funds, Inc. (the “Corporation”) relating to (i) BlackRock Advantage Large Cap Value Fund (“Advantage Large Cap Value Fund”), BlackRock Advantage Large Cap Core Fund (“Advantage Large Cap Core Fund”) and BlackRock Advantage Large Cap Value Retirement Fund (“Advantage Large Cap Value Retirement Fund”) and (ii) BlackRock Large Cap Focus Growth Fund (“Large Cap Focus Growth Fund”), respectively

Dear Ms. O’Neal-Johnson:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments No. 713, 711 and 712 (each, a “Trust Amendment”) to the Trust’s Registration Statement on Form N-1A with respect to (i) Advantage International Fund (formerly known as BlackRock Global Opportunities Portfolio); (ii) International Dividend Fund (formerly known as BlackRock International Opportunities Portfolio); and (iii) High Equity Income Fund (formerly known as BlackRock U.S. Opportunities Portfolio), respectively.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 9, 2017

On behalf of the Corporation, we herewith transmit for filing, under the Securities Act and the 1940 Act, Post-Effective Amendments No. 49 and 48 (each, a “Corporation Amendment” and together with the Trust Amendments, the “Amendments” and each, an “Amendment”) to the Corporation’s Registration Statement on Form N-1A (together with the Trust’s Registration Statement on Form N-1A, the “Registration Statements” and each, a “Registration Statement”) with respect to (i) Advantage Large Cap Value Fund (formerly known as BlackRock Large Cap Value Fund), Advantage Large Cap Core Fund (formerly known as BlackRock Large Cap Core Fund) and Advantage Large Cap Value Retirement Fund (formerly known as BlackRock Large Cap Value Retirement Portfolio) and (ii) Large Cap Focus Growth Fund (formerly known as BlackRock Large Cap Growth Fund) (together with Advantage Large Cap Value Fund, Advantage Large Cap Core Fund, Advantage Large Cap Value Retirement Fund, Advantage International Fund, International Dividend Fund and High Equity Income Fund, the “Funds” and each, a “Fund”), respectively.

Each Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that each Amendment become effective on June 12, 2017.

Each Amendment is being filed for the purpose of completing the information required to be provided in the applicable Registration Statement. We have reviewed each Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Each Trust Amendment also contains the Trust’s responses to the telephonic comments provided by Deborah O’Neal-Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 26, 2017 regarding the Trust’s Post-Effective Amendments No. 690, 691 and 692 to its Registration Statement filed with the Commission on April 10, 2017 for the purpose of revising each Fund’s prospectuses and statement of additional information to: (i) with respect to Advantage International Fund, change the Fund’s name to BlackRock Advantage International Fund; (ii) with respect to International Dividend Fund, change the Fund’s name to BlackRock International Dividend Fund; (iii) with respect to High Equity Income Fund, change the Fund’s name to BlackRock High Equity Income Fund; (iv) with respect to International Dividend Fund and High Equity Income Fund, revise each Fund’s investment objective; (v) revise each Fund’s investment strategies and investment process; (vi) change each Fund’s portfolio management team; (vii) reduce each Fund’s contractual expense caps; and (viii) with respect to Advantage International Fund and High Equity Income Fund, change the benchmark index against which each Fund compares its performance.

June 9, 2017

Each Corporation Amendment also contains the Corporation’s responses to the telephonic comments provided by Ms. O’Neal-Johnson of the Staff of the Commission on May 26, 2017 regarding the Corporation’s Post-Effective Amendments No. 46 and 47 to its Registration Statement filed with the Commission on April 10, 2017 for the purpose of revising each Fund’s prospectuses and statement of additional information to: (i) with respect to Advantage Large Cap Value Fund, change the Fund’s name to BlackRock Advantage Large Cap Value Fund; (ii) with respect to Advantage Large Cap Core Fund, change the Fund’s name to BlackRock Advantage Large Cap Core Fund; (iii) with respect to Advantage Large Cap Value Retirement Fund, change the Fund’s name to BlackRock Advantage Large Cap Value Retirement Fund; (iv) with respect to Large Cap Focus Growth Fund, change the Fund’s name to BlackRock Large Cap Focus Growth Fund; (v) revise each Fund’s investment strategies and investment process; (vi) change each Fund’s portfolio management team; and (vii) with respect to Advantage Large Cap Value Fund, Advantage Large Cap Core Fund and Advantage Large Cap Value Retirement Fund, add and/or reduce contractual expense caps.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust and the Corporation, as applicable. The Trust’s and the Corporation’s responses to the Staff’s comments, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable Registration Statement.

All Funds

Prospectus: Fees and Expenses of the Fund

Comment 1: The Staff requests confirmation that the Expense Examples for each Fund will include the contractual management fee and contractual expense cap waivers listed in the footnotes to the Fee Tables only during the periods in which such waivers are currently effective.

Response: Each Fund confirms that its Expense Examples will include the contractual management fee and contractual expense cap waivers listed in the footnotes to the Fee Tables only during the periods in which such waivers are currently effective.

June 9, 2017

Prospectus: Principal Investment Strategies of the Fund

Comment 2: Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of each Fund’s 80% test? If not, please explain the basis for using another method of valuation.

Response: Each Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 3: The Staff notes that each Fund may invest in preferred stock and convertible securities and requests confirmation of whether these securities will be included as equity securities for purposes of complying with Rule 35d-1 of the 1940 Act (the “Names Rule”). The Staff also notes that if convertible securities are included as equity securities for purposes of complying with the Names Rule, such convertible securities would have to be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”

Response: Each Fund confirms that preferred stock and convertible securities will be included as equity securities for purposes of complying with the 80% test under the Names Rule. Each Fund also confirms that if convertible securities are included as equity securities for purposes of complying with the Names Rule, such convertible securities must be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.” Further, each applicable Fund has amended its disclosure to clarify that equity securities will include preferred stock and convertible securities.

Prospectus: Principal Risks of Investing in the Fund

Comment 4: The Staff requests that each Fund consider adding risk factors that are specific to particular derivatives in which the Fund may invest to “Derivatives Risk” in the section entitled “Fund Overview—Principal Risks of Investing in the Fund.”

Response: Each Fund respectfully declines to make the requested change at this time. Each Fund submits that the current risk disclosure relating to derivatives in the above-referenced section is appropriate for the summary section of the prospectus. Each Fund notes that additional detail regarding risks associated with derivatives in which a Fund may invest is included in the section entitled “Details About the Fund — How the Fund Invests — Investment Risks.”

June 9, 2017

Comment 5: To the extent a Fund has significant investments in real estate investment trusts (“REITs”), the Staff requests that each Fund consider including additional disclosure regarding dividends from REITs and whether such dividends are categorized as “qualified dividend income” eligible for the reduced tax rate applicable to such income.

Response: In response to the Staff’s comment, each applicable Fund has added the following disclosure to “REIT Investment Risk” in the section entitled “Details About the Fund—Investment Risks”:

“In addition, dividends received by the Fund from REIT shares and distributed to the Fund’s shareholders will generally not constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income; therefore, the tax rate applicable to that portion of the dividend income attributable to REIT shares held by the Fund that shareholders of the Fund receive will be taxed at a higher rate than dividends eligible for the reduced tax rate applicable to qualified dividend income.”

Prospectus: Intermediary-Defined Sales Charge Waiver Policies

Comment 6: The Staff requests confirmation that the disclosure under the section entitled “Intermediary-Defined Sales Charge Waiver Policies” includes information relating to all financial intermediaries that offer intermediary-defined sales charge waivers with respect to each Fund. In addition, the Staff requests that each Fund consider whether the disclosure under such section includes sufficient information, including whether a sales charge will be waived in full or in part pursuant to this intermediary-defined sales charge waiver, for an investor in the Fund to determine the discounts such investor may receive pursuant to such a waiver.

Response: Each Fund believes that, to its knowledge, the section entitled “Intermediary-Defined Sales Charge Waiver Policies” includes information relating to all financial intermediaries that offer intermediary-defined sales charge waivers with respect to the Fund, although the Fund cannot confirm the actions or policies of its financial intermediaries.

Each Fund has received the information contained in the disclosure under the section entitled “Intermediary-Defined Sales Charge Waiver Policies” from its financial intermediary. Each Fund believes that, to its knowledge, the disclosure under the section entitled “Intermediary-Defined Sales Charge Waiver Policies” includes sufficient information for an investor in the Fund to determine the discounts such investor may receive pursuant to such a waiver and that the intermediary-defined sales charge waivers disclosed under such section will be waived in full when applied. The Fund cannot confirm the actions or policies of its financial intermediaries.

June 9, 2017

Advantage International Fund, International Dividend Fund and High Equity Income Fund

Prospectus: Fees and Expenses of the Fund

Comment 7: With respect to Advantage International Fund, International Dividend Fund and High Equity Income Fund, the Staff notes that certain footnotes to the Fee Tables state that: “The Fund may have to repay some of these waivers and/or reimbursements to BlackRock in the following two years.” The Staff requests that each Fund consider disclosing in the applicable footnote or in Item 10 of the prospectus that the Fund may only make repayments to the investment adviser of amounts waived and/or reimbursed by the investment adviser if such repayments do not cause the Fund’s net expense ratio, taking into account such repayments, to exceed either: (i) the Fund’s expense cap in place at the time such waivers and/or reimbursements were made; or (ii) the Fund’s current expense cap at the time of such repayment.

Response: In response to the Staff’s comment, each Fund has added the following to Item 10 of its prospectuses:

“The Fund may only make repayments to BlackRock of amounts waived and/or reimbursed by BlackRock if such repayments do not cause the Fund’s net expense ratio, taking into account such repayments, to exceed either: (i) the Fund’s expense cap in place at the time such waivers and/or reimbursements were made; or (ii) the Fund’s current expense cap at the time of such repayment.”

Comment 8: With respect to Advantage International Fund, International Dividend Fund and High Equity Income Fund, the Staff notes that a Fund is subject to the potential recoupment of contractual expense cap waivers “in the following two years” as disclosed in the footnotes described in Comment 7. The Staff requests clarification as to when the two-year period begins.

Response: Each Fund confirms that the two-year period during which it is subject to the potential recoupment of contractual expense cap waivers made during a fiscal year begins at the start of the following fiscal year of such Fund.

June 9, 2017

Advantage Large Cap Value Fund, Advantage Large Cap Core Fund, Advantage Large Cap Value Retirement Fund and Large Cap Focus Growth Fund

Prospectus: Fees and Expenses of the Fund

Comment 9: With respect to Advantage Large Cap Value Fund, Advantage Large Cap Core Fund, Advantage Large Cap Value Retirement Fund and Large Cap Focus Growth Fund, the Staff requests confirmation as to whether any of the contractual expense waivers that will be listed in certain footnotes to the Fee Tables may be recouped by the investment adviser. If so, the Staff requests that each Fund consider adding disclosure in the applicable footnotes on the terms and conditions of such recoupment.

Response: Each Fund confirms that the contractual expense waivers that will be listed in the applicable footnotes to the Fee Tables may not be recouped by the investment adviser.

Advantage International Fund, Advantage Large Cap Value Fund, Advantage Large Cap Core Fund, Advantage Large Cap Value Retirement Fund and Large Cap Focus Growth Fund

Prospectus: Principal Risks of Investing in the Fund

Comment 10: With respect to Advantage International Fund, Advantage Large Cap Value Fund, Advantage Large Cap Core Fund, Advantage Large Cap Value Retirement Fund and Large Cap Focus Growth Fund, the Staff notes that “Commodities Related Investments Risk” is included in the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks.” The Staff requests that the Fund consider including disclosure on investments in commodities in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies.”

Response: In response to the Staff’s comment, the Fund has revised its disclosure to include the following in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies”:

“The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.”

June 9, 2017

Advantage Large Cap Value Retirement Fund

General

Comment 11: With respect to Advantage Large Cap Value Retirement Fund, the Staff notes that the name of the Fund includes “Retirement.” The Staff requests confirmation that the use of “Retirement” in the name of the Fund is appropriate and accurately reflects the Fund’s objective and strategy.

Response: The Fund has considered the Staff’s comment and has concluded that the name is appropriate, given that the pricing of the Fund is designed for retirement plans.

Large Cap Focus Growth Fund

Prospectus: Principal Investment Strategies of the Fund

Comment 12: With respect to Large Cap Focus Growth Fund, the Staff requests confirmation as to whether the Fund intends to invest in securities of emerging market companies as a principal strategy. If so, the Staff requests that the Fund consider including disclosure on emerging markets in the sections on principal investment strategies and risks.

Response: The Fund confirms that it does not currently intend to invest in securities of emerging market companies as a principal strategy.

Prospectus: Principal Risks of Investing in the Fund

Comment 13: With respect to Large Cap Focus Growth Fund, the Staff notes that “Preferred Securities Risk” is included in the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks.” The Staff requests that the Fund consider including disclosure on preferred securities in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies.”

Response: The Fund has included disclosure on preferred securities in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies” pursuant to its response to Comment 3 of this letter.

June 9, 2017

Comment 14: With respect to Large Cap Focus Growth Fund, the Staff notes that “High Portfolio Turnover Risk” is included in the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks.” The Staff requests that the Fund consider including disclosure on high portfolio turnover in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies.”

Response: In response to the Staff’s comment, the Fund has revised its disclosure to include the following in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies”:

“The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.”

International Dividend Fund

Prospectus: Principal Risks of Investing in the Fund

Comment 15: With respect to International Dividend Fund, the Staff requests that the Fund consider including disclosure regarding the speculative nature of junk bonds in “Junk Bonds Risk” in the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks.”

Response: In response to the Staff’s comment, the Fund has amended the first sentence in “Junk Bonds Risk” in the section entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks” as follows:

“Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are speculative and high risk investments that may cause income and principal losses for the Fund.”

High Equity Income Fund

Prospectus: Principal Risks of Investing in the Fund

Comment 16: With respect to High Equity Income Fund, the Staff notes that “Emerging Markets Risk” is included in the sections entitled “Fund Overview—Principal Risks of Investing in the

June 9, 2017

Fund” and “Details About the Fund—Investment Risks.” The Staff requests that the Fund consider including disclosure on investments in emerging markets in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies.”

Response: In response to the Staff’s comment, the Fund has revised its disclosure under “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies” to read as follows:

“The Fund may invest in securities from any country, including emerging markets.”

Comment 17: With respect to High Equity Income Fund, the Staff requests that the Fund considering adding risk disclosure regarding high portfolio turnover to the extent applicable to the Fund’s investment strategy.

Response: In response to the Staff’s comment, the Fund has revised its disclosure to include the following in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies”:

“The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.”

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald
John A. MacKinnon